Nuveen Investments

333 West Wacker Drive

Chicago, IL 60606

P 312 9177700

www.nuveen.com

August 16, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. John Grzeskiewicz

Re:	Nuveen Senior Income Fund – Request for Acceleration of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-167328 and 811-09571) (the “Registration Statement”)

Dear Mr. Grzeskiewicz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective at 9:00 a.m., Eastern Time, Tuesday, August 17, 2010, or as soon thereafter as practicable.

In connection with this request, Nuveen Investments, LLC, the underwriter for the Trust, has also signed this letter requesting acceleration.

Very truly yours,

Nuveen Senior Income Fund	Nuveen Investments, LLC
/s/ Kevin J. McCarthy	/s/ Kevin J. McCarthy
By: Kevin J. McCarthy	By: Kevin J. McCarthy
Title: Vice President	Title: Managing Director